SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 3

TRW INC.
(Name of Subject Company)

TRW INC.
 (Name of Person(s) Filing Statement)

Common Stock, Par Value $0.625 Per Share
Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of Class of Securities)

872649108
872649504
872649603
 (CUSIP Number of Class of Securities)

William B. Lawrence
Executive Vice President, General Counsel and Secretary
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Peter Allan Atkins
Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002 and on April 2, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9, Amendment No. 1 and Amendment No. 2 thereto remains unchanged.

Item 9. Exhibits

     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(9)	Voting Guide distributed on April 3, 2002 to participants in the TRW Stock Ownership and Savings Plan and the TRW Canada Stock Savings Plan

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

By:	/s/ William B. Lawrence William B. Lawrence Executive Vice President, General Counsel and Secretary

Dated: April 3, 2002